Exhibit 99.1

BETWEEN

ARB IOT LIMITED

(Registration No. 387629)

AND

ARB IOT GROUP LIMITED

(Registration No. 387871)

SERVICE AGREEMENT

This Agreement is made

Between

ARB IOT LIMITED (Registration No. 387629) a company incorporated under the laws of Cayman Islands with registered address at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Island, (“PARTY A”) of the one part,

And

ARB IOT GROUP LIMITED (Registration No. 387871), a company incorporated under the laws of Cayman Islands with registered address at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“PARTY B”) of the other part.

(PARTY A and PARTY B shall collectively be referred to as the “PARTIES”, and each of them a “PARTY”)

WHEREAS:

A.	PARTY A was incorporated in Cayman Islands on 23rd February 2022 as a private limited company with the business in providing Information Technology and Internet of Thing service activities.

B.	PARTY B was incorporated in Cayman Islands on 1st March 2022 as a limited company with the business in providing complete solutions, integration of Internet of Things (“IoT”) systems and devices from designing to project deployment.

C.	PARTY A engages PARTY B to provide services pursuant to the terms and conditions of this service agreement include the subscription of solution (“Agreement”).

IT IS HEREBY AGREED as follows:

1.	Definition and Interpretation

1.1	Definition

In this Agreement, unless the context otherwise requires, the following words or phrases shall have the meaning set out next to them:

“Affiliate”	means with respect to any entity, any other entity controlling, controlled by or under common control with such entity. For the purpose of this definition, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities by contract or otherwise and “Affiliates” shall be construed accordingly;

“Agreement”	means this agreement and any Schedule(s) hereto as the same may be amended, varied, modified or supplemented by the PARTIES by agreement in writing from time to time;

“Applicable Laws”	means with respect to any person, any and all applicable constitutions, treaties, statutes, laws, by-laws, regulations, ordinances, codes, rules, rulings, judgments, rules of common law, orders, decrees, awards, injunctions or any form of decisions, determinations or requirements of or made or issued by, governmental, statutory, regulatory, administrative, supervisory or judicial authorities or bodies (including without limitation, any relevant stock exchange or securities council) or any court, arbitrator or tribunal with competent jurisdiction and to which such person is subject;

“Appropriate Authorities”	means any governmental, semi or quasi-governmental and/or statutory departments, agencies or any privatised corporation;

“Commencement Date”	shall have the meaning ascribed to it under Section 7 of First Schedule;

“Confidential Information”	means any information having designated in writing to be confidential or proprietary or if given orally, is confirmed promptly in writing as having been disclose as confidential or proprietary or otherwise by the Disclosing PARTY to the Recipient, including all PARTIES’ information and details (including contact details, telephone numbers, network configuration, location information, billing name, billing amounts, credit history and other payment details), information of a commercial, technical or financial nature relating to this Agreement, the Disclosing PARTY or any of its Affiliates including all trade secrets, know-how, show-how, patents research, development or technical information, confidential and proprietary product or information, Intellectual Property rights, business plans, operations or systems, financial and trading positions, details of customers, suppliers, debtors or creditors, information relating to the officers, directors or employees of the Disclosing PARTY or any of its Affiliates, marketing information, printed matter, rates and rate tables, contracts, all regardless of form, format or media whether machine readable or human readable, including written, oral or tangible form and also includes information communicated or obtained through meetings, documents, correspondence or inspection of tangible items;

“Disclosing PARTY”	means the PARTY from whom the Confidential Information originates and is disclosed to the Recipient;

“Force Majeure”	means any cause beyond a PARTY’s reasonable control affecting the performance by the affected PARTY of its obligations hereunder including, but not limited to, acts of God, riots or civil disorder, war or military operations, national or local emergency, acts or omissions of government, industrial disputes of any kind (not involving the affected PARTY’s own employees), fire, flood, lightning, explosion, subsidence, inclement weather, epidemic, pandemic, outbreak of disease and acts or omissions of persons or bodies beyond the reasonable control of the said PARTY;

“Intellectual Property Rights”	means all intellectual property rights including but not limited to rights to patents, rights in circuit layouts, trademarks, service marks, trade names, registered designs, copyrights, and other forms of intellectual property or industrial property, know-how, inventions, formulae, confidential or secret processes, trade secrets and confidential information, and any other protected rights and assets and any licenses and permissions in connection therewith, in each case in any part of the world and whether or not registered or registrable and for the full period thereof, and all extensions and renewals thereof, and all applications for registration in connection with the foregoing;

“Personnel”	shall have the meaning ascribed to it under Clause 10.1;

“Recipient”	means the PARTY which receives the Confidential Information from the Disclosing PARTY;

“Scope of Services”	shall have the meaning ascribed to it under Clause 2.1 and further set out in Second Schedule;

“Service Fees”	shall have the meaning ascribed to it under Section 4 of First Schedule;

“Term”	shall have the meaning ascribed to it under Clause 2.2 and further set out in Sections 8 and 9 of First Schedule;

“Affiliate”	means with respect to any entity, any other entity controlling, controlled by or under common control with such entity. For the purpose of this definition, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities by contract or otherwise and “Affiliates” shall be construed accordingly;

1.2	Interpretation

1.2.1	In this Agreement, unless there is something in the context inconsistent with such construction or unless it is expressly provided otherwise:

(a)	words denoting one gender include all other genders;

(b)	words denoting the singular include the plural and vice versa;

(c)	a reference to “Agreement” or “this Agreement” is a reference to this agreement entered into by the PARTIES and to all appendices to this agreement;

(d)	a reference to “Section”, “Clause”, “Sub-clause”, or “Appendix” or “Annexure” is a reference to the relevant section, clause, sub-clause, appendix or annexure respectively of this Agreement;

(e)	a reference to “person” includes a body corporate, firm or any organisation having legal capacity;

(f)	a reference to “day”, “week”, “month” or “year” is to a calendar day, calendar week, calendar month or calendar year respectively in the Gregorian calendar;

(g)	if any period of time is specified from a given date, or the date of a given act or event, the period begins immediately after that date;

(h)	if the time stated or limited for performance of an obligation in this Agreement, falls on a day which is not a business day then that time stated or limited for performance is deemed to fall on a business day immediately following that first-mentioned day;

(i)	a reference to a statute, a provision of a statute or regulation includes that statute, provision to the statute or regulation as amended or re-enacted from time to time.

1.2.2	Headings or sub-headings in this Agreement are inserted for convenience only and do not form part of this Agreement and shall not affect its interpretation.

1.2.3	Where a word or phrase indicates an exception to any of the provisions of this Agreement and a wider construction is possible, such word or phrase shall not be construed ejusdem generis with any foregoing word or phrase; and where a word or phrase serves only to illustrate or emphasize any of the provisions of this Agreement, such word or phrase shall not be construed or take effect as limiting the generality of such provision.

1.2.4	All schedules, appendices, annexures or attachments to this Agreement shall form an integral part of this Agreement.

1.2.5	The expression “UNITED STATE DOLLAR” and the abbreviation “USD” means the lawful currency of United State of America.

2.	SERVICE AGREEMENT

2.1	PARTY B has agreed to provide the Services including the subscription of solution and systems (“services of platform”) to PARTY A as listed in the Second Schedule attached hereto. The services of platform shall be subject to and in accordance with the terms and conditions contained in this Agreement.

2.2	PARTY A shall be entitled to use, apply and integrate the services of platform to all its algorithm for the purposes of its business.

3.	SECURITY

3.1	PARTY A shall be solely responsible for the use, supervision, management and control of the system and the platform.

3.2	PARTY A shall ensure that the system and the platform are protected at all times from misuse, damage, destruction or any form of unauthorised use.

4.	SERVICE FEES and PAYMENT TERMS

4.1	The service fees for the services shall be as set out in the First Schedule attached hereto (“Service Fees”).

4.2	The service fees is subject to the applicable Tax. If the consideration for the service of the platform is chargeable with Tax, the total service fees and the applicable Tax shall be paid by the PARTY A.

4.3	PARTY B shall be entitled to issue an invoice to PARTY A on or after the delivery of the service of the platform. All payment shall be made by PARTY A within such number of days as specified in the First Schedule (“Payment Term”).

4.4	Any bank charges, if any, at the point of making payment by the PARTY A are to be paid by PARTY A.

4.5	In the event PARTY A fails to make payment within the Payment Term, PARTY B may, without limiting its other rights:

4.5.1	charge interest on such sums or on any remaining sum outstanding at the rate of eight percent (8%) per annum calculated on daily rests for the period immediately after the expiry of the Payment Term until actual payment in full; and/or

4.5.2	terminate this Agreement in accordance with Clause 7.

5.	EXCLUSION OF LIABILITY

5.1	Except as expressly stated in this Agreement, all warranties and conditions whether express or implied by statute, common law or otherwise are hereby excluded to the extent permitted by law.

5.2	Neither PARTY limits or excludes its liability for:

5.2.1	death or personal injury caused by negligence; or

5.2.2	fraud or fraudulent misrepresentation.

5.3	Notwithstanding any provisions in this Agreement PARTY B will not be liable to PARTY A for:

5.3.1	any modification of software, System or Platform provided by PARTY B, negligence in using the System or Platform thereby causing defect or error, or errors not associated with the Platform or system supplied by PARTY B;

5.3.2	any loss of profits or revenues, whether direct or indirect;

5.3.3	any loss of goodwill, contract or business opportunities, whether direct or indirect; or

5.3.4	any form of indirect, special or consequential loss or damage.

6.	FORCE MAJEURE

6.1	An event of “Force Majeure” shall mean war, the threat of war, revolution, terrorism, riot or civil commotion; strikes, lock outs or other industrial action, whether of the affected PARTY’s own employees or others; blockage or embargo; pandemic; acts of or restrictions imposed by government or public authority; failures of supply of water, power, fuels, transport, equipment or other deliverables or services; explosion, fire, corrosion, radioactive contamination; flood, natural disaster, or adverse weather conditions; malicious or negligent act or accident, and breakdown or failure of equipment, whether of the affected PARTY or others, or an event or sequence of events beyond a PARTY’s reasonable control preventing or delaying it from performing its obligations hereunder, but does not include, without limitation, inability to pay, mechanical difficulties, or shortage or increase of price of raw materials.

6.2	A PARTY will not be liable if delayed in or prevented from performing its obligations due to Force Majeure, provided that it:

6.2.1	promptly notifies the other of the Force Majeure event and its expected duration, and

6.2.2	uses reasonable endeavours to minimise the effects of that event.

6.3	If, due to Force Majeure, a PARTY:

6.3.1	is or will be unable to perform a material obligation; or

6.3.2	is delayed in or prevented from performing its obligations for a continuous period the PARTIES:

(a)	may within such term of agreement in Section 8 of the First Schedule mutually agree to terminate this Agreement; and

(b)	shall renegotiate the Agreement to achieve the original commercial intent as nearly as possible.

6.4	For the duration of a Force Majeure event affecting a PARTY to this Agreement, the obligations of the other PARTY will be suspended for the corresponding period of time.

7.	DEFAULT AND TERMINATION

7.1	If, either PARTY:

7.1.1	commits a material breach of this Agreement and such breach is not remediable or, if capable of remedy, is not remedied within fourteen (14) Business Days of receiving written notice to do so; or

7.1.2	makes a composition with its creditors or petitions for a scheme of compromise under the applicable company’s law;

7.1.3	has a petition for winding-up presented against it and which petition is not withdrawn or removed within three (3) months of the petition being served on it;

7.1.4	has a winding-up order made against it;

7.1.5	has resolution for its winding-up passed by its members (other than for the purpose of reconstruction or amalgamation) or creditors; or

7.1.6	has a receiver or manager appointed against its assets or undertakings,

then, in any such event, the other PARTY shall, without prejudice to other rights and remedies available under this Agreement or in law, be entitled to either:-

(a)	claim for specific performance of this Agreement or damages or both against the first-mentioned PARTY; or

(b)	treat such event mentioned above as a repudiation by the first-mentioned PARTY and terminate this Agreement and claim damages against the first-mentioned PARTY,

and upon such termination, each PARTY shall forthwith return to the other PARTY all documents provided to it by the other PARTY and neither of the PARTIES shall thereafter have any further rights or obligations under this Agreement to the other PARTY, save for any rights or obligations which have accrued in respect of any breach of any of the provisions of this Agreement prior to such termination.

7.2	Without prejudice to any other rights that it may have, PARTY B may terminate this Agreement immediately on written notice to PARTY A if PARTY A has failed to pay any amount due under this Agreement on the due date and such amount remains unpaid for such period of days as specified in Section 6 of the First Schedule after PARTY A has received a written notification from PARTY B that the payment is overdue.

7.3	In the event of termination of this Agreement, the platform shall be stop working by PARTY B to PARTY A at the cost and expense of PARTY A.

8.	INDEMNITY AND LIABILITY

8.1	Each PARTY must indemnify and keep indemnified the other PARTY and each of its directors, officers, employees, personnel, staffs, contractors, representatives and agents (“Personnel”) (“those indemnified”) in respect of all claims, demands, actions, liability, loss, costs (including legal costs and expenses on an indemnity basis) made against or incurred or suffered by any of those indemnified (directly or indirectly) in respect of:-

8.1.1	any breach of the terms in this Agreement by either PARTY or any of their Personnel;

8.1.2	any wilful misconduct, negligence, breach of duty, breach of statute or failure to act or omission on the part of PARTY A or PARTY B or any of their Personnel.

9.	Confidentiality

9.1	Any information or document:

9.1.1	disclosed by any PARTY or his representative to the other PARTY or his representative, or

9.1.2	obtained by any PARTY or his representative,

pursuant to, for the purpose of or in the course of performance or observance of this Agreement, shall be deemed confidential information (“Confidential Information”).

9.2	Save where otherwise provided or unless consent for disclosure has been obtained from the Disclosing PARTY, each PARTY shall:

9.2.1	strictly keep secret any Confidential Information, and not use the Confidential Information for any other purpose except for the purpose authorised by this Agreement;

9.2.2	ensure that all Confidential Information is kept confidential and not be disclosed to any third PARTY; and

9.2.3	upon termination, each PARTY shall promptly return the Confidential Information, and any other materials and documents given relating to this Agreement to another.

9.3	The obligations under Clause 9.2 shall not apply where:

9.3.1	the Confidential Information is already in the public domain through no fault of any PARTY; or

9.3.2	the Confidential Information has been disclosed to the receiving PARTY by a third PARTY having no obligation of confidence with respect to such information; or

9.3.3	the disclosure of the Confidential Information is required by law or by any competent regulatory authority (including but not limited to Bursa Malaysia Securities Berhad and the Securities Commission Malaysia) or by any order of court of competent jurisdiction or by rules, guidelines or requirements of any stock exchange applicable to the PARTY.

9.4	Subject to the provisions herein and unless any of the events under Clause 9.3 applies, the obligations of each of the PARTIES contained under Clause 9.2 shall continue notwithstanding the termination or expiry of this Agreement.

10.	RELATIONSHIP OF PARTIES

10.1	Nothing contained herein this Agreement shall be deemed or construed in any way as to create any partnership, agency, joint venture, or any form of legal association between the PARTIES.

11.	TIME

11.1	Time wherever mentioned in this Agreement shall be of the essence.

12.	NOTICE

12.1	Any notice, request, demand or legal process required to be given by any PARTY to any other PARTY under this Agreement shall be in writing and shall be deemed to be sufficiently served:

12.1.1	if it is sent by the PARTY by registered post addressed to the last known address of the other PARTY, in which case it shall be deemed to have been received by the other PARTY upon the expiry of three (3) business days from the date of posting of such registered post;

12.1.2	if it is given by the PARTY by hand to the other PARTY to the last known address of the other PARTY, in which case it shall be deemed to have been received by the other PARTY at the time of delivery;

12.1.3	if it is sent by the PARTY via facsimile transmission to the last known fax number of the other PARTY as may have been provided by the other PARTY to the first PARTY, in which case it shall be deemed to have been received upon completion of transmission and receipt of the transmission report showing successful transmission; or

12.1.4	if it is sent by the PARTY via electronic mail (or email) to the email address of the contact person of the other PARTY as may have been provided by the other PARTY to the first PARTY, in which case it shall be deemed to have been received after being sent unless the sender receives an automated message that the email has not been delivered.

12.2	Any change of address, fax number or email address, as the case may be, by any PARTY shall be communicated by that PARTY to the other PARTY in writing, failing which the address of the PARTY as stated in this Agreement shall be deemed to be the last known address for the service of any notice, request, demand or legal process.

13.	ENTIRE AGREEMENT

13.1	This Agreement sets forth the entire agreement and understanding between the PARTIES hereto as to the subject matter hereof and supersedes all prior agreements whether express or implied.

14.	WAIVER

14.1	Failure by either PARTY at any time to enforce any of the provisions of this Agreement shall neither be construed as a waiver of any rights or remedies hereunder nor in any way affect the validity of this Agreement or any part of it.

14.2	No waiver shall be effective unless given in writing and no waiver of a breach of this Agreement shall constitute a waiver of any antecedent or subsequent breach.

15.	SEVERABILITY

15.1	If any portion of this Agreement shall be declared invalid by order, decree or judgment of a court of competent jurisdiction, this Agreement shall be construed as if such portion had not been inserted herein except when such construction would constitute a substantial deviation from the general intent and purpose of the PARTIES hereto as reflected in this Agreement.

15.2	Notwithstanding, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal or invalid provision or by its severance from this Agreement.

16.	SUCCESSOR AND ASSIGNS

16.1	This Agreement shall bind the respective heirs and successors-in-title and permitted assigns of the PARTIES hereto.

17.	VARIATION

17.1	This Agreement may not be varied, amended or modified unless such variation, amendment or modification shall be mutually agreed by both PARTIES and expressly agreed to in writing and executed by the authorized representatives of the PARTIES.

18.	ASSIGNMENT

18.1	Neither PARTY shall assign or in any manner whatsoever encumber or transfer its rights, obligations or liabilities herein without the prior written consent of the other PARTY.

19.	COSTS AND STAMP DUTY

19.1	Each PARTY shall bear its own costs and expenses in respect of the negotiation, preparation and execution of this Agreement, which it may incur in respect of any independent advice sought in respect of this Agreement.

20.	GOVERNING LAW AND JURISDICTION

20.1	This Agreement shall be governed by and construed in accordance with the laws of Cayman Islands and the PARTIES shall submit to the exclusive jurisdiction of the Courts of Singapore when the dispute arise.

21.	COUNTERPARTS

21.1	This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Either PARTY may enter into this Agreement by signing any such counterpart and each counterpart shall be as valid and effectual as if executed as an original.

22.	SCHEDULES

22.1	All the Schedules hereto or referred to herein (if any) shall be construed as forming part of this Agreement and be binding on the PARTIES hereto.

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IN WITNESS WHEREOF the PARTIES hereto have executed this Agreement on the date first mentioned above.

Signed by	]
For and on behalf of	]
ARB IOT LIMITED	]
Registration No. 387629	]
in the presence of:	]

Name:	/s/ Nur Fadilah Binti Mat Fadil	Name:	/s/ Dato’ Sri Liew Kok Leong
Director

Signed by	]
For and on behalf of	]
ARB IOT GROUP LIMITED	]
Registration No. 387871	]
in the presence of:	]

Name:	/s/ Nurfarhana Binti Mohd Faisal	Name:	/s/ (Addy) Ng Kok Wah
Director

FIRST SCHEDULE

(Taken read and construed as an essential part of this Agreement)

Section	Subject Matter	Details

1	Date of this Agreement	15 July 2024
2	PARTY A	Company Name: ARB IOT LIMITED Registration No: 387629 Address: Cricket Square, Hutchins Drive, Po Box 2681, Grand Cayman, Ky1-1111, Cayman Islands
3	PARTY B	Company Name: ARB IOT GROUP LIMITED Registration No: 387871 Address: Cricket Square, Hutchins Drive, Po Box 2681, Grand Cayman, Ky1-1111, Cayman Islands
4	Service Fees	Seven Million United State Dollar Only (USD7,000,000.00) Per Year.
5	Refundable Deposit	Fourteen Million United State Dollar Only (USD14,000,000.00).
6	Payment Term	Payment shall be payable within 180 days from the date of the service provider’s invoice to be billed at every quarter end during the Term.
7	Commencement Date	15 July 2024
8	Term	5 Years
9	Renewal Term	Optional renewal of one (1) year on a term basis, unless indicated otherwise by either party.

SECOND SCHEDULE

SOLUTION AND SYSTEMS

The Service covers the subscription of solution and systems, but not limited to, the followings: -

No.	Description
1	CONVOLUTION NEURAL NETWORK (CNNS) TECHNOLOGY
2	MACHINE LEARNING HARDWARE WITH EMBEDED NEURAL NETWORK SYSTEM
3	POINT-OF-SALES SYSTEM (P.O.S.)
4	PACIO ACCOUNTING SYSTEM & PACIO FINANCIAL GROUP CONSOLIDATION SYSTEM
5	CLOUD COMPANY SECRETARY SYSTEM
6	IOT SMART FARMING SYSTEM